October 11, 2013

Mr. Gus Rodriguez
Mr. Marc Thomas
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549

VIA EDGAR

RE:           Summit Financial Group, Inc.
Form 10-K for the Fiscal Period Ended December 31, 2012
Filed February 28, 2013
Form 10-Q for Period Ended June 30, 2013
Filed August 7, 2013
Form 8-K filed July 25, 2013
File No. 000-16587

Dear Mr. Rodriguez and Mr. Thomas:

This letter is provided on behalf of Summit Financial Group, Inc.  (“Summit” or the “Company”) in response to your letter of September 13, 2013 regarding the Company’s Form 10-K for the fiscal period ended December 31, 2012, Form 10-Q for the period ended June 30, 2013 and Form 8-K filed July 25, 2013.  In accordance with your request, we have responded to each of the comments included in your letter.  Accordingly, set forth below in italics are each comment contained in your letter, followed immediately by Summit’s response to each:

Form 10-K filed for the Year Ended December 31, 2012

Consolidated Statements of Income, page 49

1.
You classified write-downs on foreclosed properties within noninterest income.  Please tell us your basis for classifying these expenses with other sources of revenue and why these expenses were not classified within noninterest expense.

Response
Our bases for classifying our write-downs on foreclosed properties within the noninterest income section of our consolidated statements of income are as follow:

Mr. Gus Rodriguez and Mr. Marc Thomas
Securities and Exchange Commission
October 11, 2013

•
Realized gains and losses on the sales of our foreclosed properties, included in the line item “gain (loss) on sales of assets”, are classified as noninterest income on our consolidated statements of income;

•	Other gains and losses, such as realized and unrealized (OTTI) on securities, are classified as noninterest income; and,
•
The instructions for preparation of the FFIEC: Reports of Condition and Income (“Call Reports”) which we submit to  our bank regulatory authorities require write-downs of other real estate owned subsequent to acquisition to be reported in the noninterest income section of the Call Report’s Report of Income (see Call Report Instructions relative to Schedule RI – Item No. 5.j.).

•
We believe disaggregating write-downs of our foreclosed proposed properties from “foreclosed properties expense”, included in noninterest expense, is meaningful additional disclosure to the users of our financial statements.

Note 4 – Investment Securities, page 60

2.
You have investments of over $95 million in state and political subdivisions that comprise 88% of your shareholders’ equity at December 31, 2012. Please provide us proposed revised disclosure to be included in future periodic reports that:

•	Disclose the amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision;

•	Disclose the nature and primary revenue sources for your special revenue bonds;

•	Disclose any concentrations in state, municipal and political subdivision bonds;

•
Disclose your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis.  Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different than your analysis, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

Mr. Gus Rodriguez and Mr. Marc Thomas
Securities and Exchange Commission
October 11, 2013

Response
Please see attached Exhibit A for our proposed revised future periodic disclosures addressing the above requested additional information relative to our portfolio of state, municipal and political subdivision bonds.

Form 10-Q filed for the Period Ended June 30, 2013

Notes to Consolidated Financial Statements

Note 6.  Loans, page 21

3.	Please tell us and revise, in future filings, to provide a rollforward of troubled debt restructurings activity for the periods presented.

Response
We will revise our future periodic filings to provide a rollforward of troubled debt restructuring activity for the periods presented. Please see attached Exhibit B for the tables which provide such information for the three month and six month periods ended June 30, 2013.

4.	Further, please tell us and revise in future filings, to provide in tabular format, a breakdown of troubled debt restructurings by loan type for the periods presented.

Response
We will revise our future periodic filings to provide in tabular format, a summary of troubled debt restructurings by loan type as of the periods presented. Please see attached Exhibit B for the tables which provide this information as of June 30, 2013.

5.	Please tell us and revise, in future filings, to disclose the related allowance for loan losses recorded on the troubled debt restructurings for the period presented.

Response
We will revise our future periodic filings to disclose the related allowance for loan losses recorded on troubled debt restructuring as of the periods presented. Please see attached Exhibit B for the table which provides such information as of June 30, 2013.

Mr. Gus Rodriguez and Mr. Marc Thomas
Securities and Exchange Commission
October 11, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit Experience, page 50

6.
In regard to the significant nonperforming relationships identified as of June 30, 2013, please tell us the dates of the most recent appraisals received on these specific loans. For the two largest loans explain to us the status of the respective lending relationships as well as indicate whether there is cross-collateralization of the collateral on the largest nonperforming loan.

Response
Please see attached Exhibit C for the dates of the most recent appraisals of the collateral securing our significant nonperforming relationships.

The following is a summary of the present status with respect to our two largest nonperforming loan relationships:

•
Northern VA loans secured by single family residence and business investment having a balance of $9.0 million – Loans’ collateral is cross-collateralized; however, balance secured by value of borrower business investment was previously charged off in full. We are in process of foreclosure of the remaining collateral consisting of a large estate property, which we expect to occur by year end 2013.

•
Residential land development loan in Eastern Panhandle WV with a balance of $7.3 million – Borrower has had extensive, ongoing negotiations to sell this property to a developer, which have been protracted due to the proposed development’s large scale and complexity, as well as the proposed buyer’s difficulty in obtaining necessary financing.  We continue to monitor developments relative to these negotiations closely.

Summary of Non-performing Assets Table, page 51

7.
Please tell us and revise, in future filings, to disclose the ratio of allowance for loan losses to nonperforming loans and the ratio of the allowance for loan losses to total loans for each of the periods presented.

Response
We will revise our future periodic filings to disclose in the Non-performing Assets Table the ratio of allowance for loan losses to nonperforming loans and the ratio of the allowance for loan losses to total loans for each of the periods presented. Please see attached Exhibit D for such information as of June 30, 2013.

Mr. Gus Rodriguez and Mr. Marc Thomas
Securities and Exchange Commission
October 11, 2013

Form 8-K filed July 25, 2013

8.
In accordance with Item 10(e) of Regulation S-K, please revise your discussion of the non-GAAP financial measures to include a statement disclosing the reasons why management believes the presentation of the non-GAAP measures of net income applicable to common shares, total revenues and total noninterest income provides useful information to investors regarding the financial condition and the results of operations. A statement disclosing the additional purposes, if any, for which management uses the non-GAAP measure should also be provided.

Response
We will revise our disclosures relative to non-GAAP financial measures in future earnings press releases furnished under Item 2.02 – Results of Operations and Financial Condition in filings on Form 8-K, as indicated below.

Non-GAAP Financial Measures
This press release contains financial information determined by methods other than in accordance with generally accepted accounting principles in the United States of America ("GAAP").  Specifically, Summit adjusted GAAP performance measures to exclude the effects of realized and unrealized securities gains and losses, gains/losses on sales of assets, and write-downs of foreclosed properties to estimated fair value included in its Statements of Income. Management ~~deems these items to be unusual in nature and~~ believes presentations of financial measures excluding the impact of these items provide useful supplemental information that is important for a proper understanding of Summit’s results of operations for the following reasons:  (1) trading securities is not deemed a core business activity of  Summit; and (2) prior to the financial crisis in 2008, the recognition of material unrealized securities losses, write-down of foreclosed properties, and gains/losses on sales of assets were infrequent, and results excluding their impact will be beneficial to readers, if our levels of nonperforming assets return to historical levels ~~the operating results of Summit's core business and~~ . These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

Mr. Gus Rodriguez and Mr. Marc Thomas
Securities and Exchange Commission
October 11, 2013

9.
In addition, given that the line items being utilized in arriving at the non-GAAP performance measures seem to be frequent and recurring, tell us how the information presented is in accordance with Item 10(e) of Regulation S-K.

Response
Our response to Item 8 above is also responsive to this comment.

10.	Please revise to eliminate the reference to “pro forma” earnings from future filings.

Response
We will revise to eliminate the reference to pro forma earnings from our future earnings releases furnished in future periodic filings.

In addition to the above responses, Summit acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me directly via email at rtissue@summitfgi.com or by phone at (304) 530-0552 should you have any further questions regarding this response or the filings.

                                Sincerely,

                                /s/  Robert S. Tissue
                                Robert S. Tissue
                                Senior Vice President &
                               Chief Financial Officer

EXHIBIT A

	June 30, 2013
	Amortized	Unrealized		Estimated
Dollars in thousands	Cost	Gains	Losses	Fair Value
Available for Sale
Taxable debt securities:
U. S. Government agencies
and corporations	$35,605	$1,186	$27	$36,764
Residential mortgage-backed securities:
Government-sponsored agencies	147,738	2,313	1,510	148,541
Nongovernment-sponsored agencies	12,373	326	42	12,657
State and political subdivisions:
General obligations	9,096	-	330	8,766
Water and sewer revenues	1,907	-	77	1,830
College student fee revenues	1,874	-	86	1,788
Other revenues	961	2	-	963
Corporate debt securities	3,966	27	34	3,959
Total taxable debt securities	213,520	3,854	2,106	215,268
Tax-exempt debt securities:
State and political subdivisions:
General obligations	49,312	1,400	1,031	49,681
Water and sewer revenues	6,835	91	251	6,675
Lease revenues	8,902	11	417	8,496
Lottery/casino revenues	4,472	80	163	4,389
Other revenues	6,704	65	175	6,594
Residential mortgage-backed securities:
Government-sponsored agencies	-	-	-	-
Total tax-exempt debt securities	76,225	1,647	2,037	75,835
Equity securities	77	-	-	77
Total available for sale securities	$289,822	$5,501	$4,143	$291,180

Continued

	December 31, 2012
	Amortized	Unrealized		Estimated
Dollars in thousands	Cost	Gains	Losses	Fair Value
Available for Sale
Taxable debt securities
U. S. Government agencies
and corporations	$28,128	$892	$-	$29,020
Residential mortgage-backed securities:
Government-sponsored agencies	133,812	3,250	492	136,570
Nongovernment-sponsored entities	15,380	509	144	15,745
State and political subdivisions:
General obligations	8,847	58	57	8,848
Water and sewer revenues	1,920	-	32	1,888
College student fee revenues	450	3	-	453
Other revenues	970	10	-	980
Corporate debt securities	1,959	29	38	1,950
Total taxable debt securities	191,466	4,751	763	195,454
Tax-exempt debt securities
State and political subdivisions:
General obligations	54,948	3,259	145	58,062
Water and sewer revenues	5,773	171	47	5,897
Lease revenues	6,910	159	13	7,056
Lottery/casino revenues	4,500	305	9	4,796
Other revenues	7,272	210	23	7,459
Residential mortgage-backed securities
Government-sponsored agencies	2,738	-	-	2,738
Total tax-exempt debt securities	82,141	4,104	237	86,008
Equity securities	77	-	-	77
Total available for sale securities	$273,684	$8,855	$1,000	$281,539

Continued

Below are the five states where the highest volume of state and political subdivision securities held in our portfolio are located. We own no such securities of any single issuer which we deem to be a concentration.

	June 30, 2013
	Amortized	Unrealized		Estimated
Dollars in thousands	Cost	Gains	Losses	Fair Value

West Virginia	$12,079	$115	$213	$11,981
Illinois	10,209	83	454	9,838
Texas	7,770	310	174	7,906
California	6,052	101	231	5,922
Pennsylvania	6,045	113	96	6,062

Management performs pre-purchase and ongoing analysis to confirm that all investment securities meet applicable credit quality standards. Prior to July 1, 2013, we principally used credit ratings from Nationally Recognized Statistical Rating Organizations ("NRSROs") to support analyses of our portfolio of securities issued by state and political subdivisions, as we generally do not purchase securities that are rated below the six highest NRSRO rating categories. Beginning July 1, 2013, in addition to considering a security's NRSRO rating, we now also assess or confirm through an internal review of issuers' financial information and other applicable information that: 1) the issuer's risk of default is low; 2) the characteristics of the issuer's demographics and economic environment are satisfactory; and 3) the issuer's budgetary position and stability of tax or other revenue sources are sound.

EXHIBIT B

The following tables detail the activity regarding troubled debt restructurings by loan type for the three months and six months ended June 30, 2013, and the allowance for loan losses attributable to troubled debt restructurings as of June 30, 2013.

For the Three Months Ended June 30, 2013
	Construction & Land Development
	Land &			Commercial Real Estate		Residential Real Estate
	Land				Non-
	Devlop-	Construc-	Commer-	Owner	Owner	Non-		Home	Con-
Dollars in thousands	ment	tion	cial	Occupied	Occupied	jumbo	Jumbo	Equity	sumer	Other	Total
Troubled debt restructurings
Balance March 31, 2013	$8,615	$-	$4,639	$10,050	$5,404	$4,811	$18,911	$-	$62	$-	$52,492
New TDRs	-	-	23	-	-	241	-	-	-	-	264
Charge-offs	-	-	(34)	-	-	-	(3,564)	-	-	-	(3,598)
Net (paydowns) advances	(66)	-	(893)	(64)	(36)	(34)	2	-	-	-	(1,091)
Transfer into OREO	-	-	-	-	-	-	-	-	-	-	-
Refinance out of TDR status	-	-	-	-	-	-	-	-	-	-	-
Balance June 30, 2013	$8,549	$-	$3,735	$9,986	$5,368	$5,018	$15,349	$-	$62	$-	$48,067

Continued

For the Six Months Ended June 30, 2013
	Construction & Land Development
	Land &			Commercial Real Estate		Residential Real Estate
	Land				Non-
	Devlop-	Construc-	Commer-	Owner	Owner	Non-		Home	Con-
Dollars in thousands	ment	tion	cial	Occupied	Occupied	jumbo	Jumbo	Equity	sumer	Other	Total
Troubled debt restructurings
Balance December 31, 2012	$9,570	$-	$4,981	$10,692	$7,332	$5,088	$19,000	$-	$66	$-	$56,729
New TDRs	49	-	23	-	-	241	-	-	-	-	313
Charge-offs	(888)	-	(33)	(63)	-	(8)	(3,565)	-	-	-	(4,557)
Net (paydowns) advances	(182)	-	(1,236)	(124)	(73)	(303)	(86)	-	(4)	-	(2,008)
Transfer into OREO	-	-	-	(519)	-	-	-	-	-	-	(519)
Refinance out of TDR status	-	-	-	-	(1,891)	-	-	-	-	-	(1,891)
Balance June 30, 2013	$8,549	$-	$3,735	$9,986	$5,368	$5,018	$15,349	$-	$62	$-	$48,067

Allowance attributable to
troubled debt restructurings	$40	$-	$260	$223	$113	$267	$1,044	$-	$13	$-	$1,960

EXHIBIT C

Significant Nonperforming Loan Relationships
June 30, 2013
Dollars in thousands
Location	Underlying Collateral	Loan Origination Date	Loan Nonaccrual Date	Loan Balance	Method Used to Measure Impairment	Most Recent Appraised Value			Amount Allocated to Allowance for Loan Losses	Amount Previously Charged-off
								Appraisal Date
Southwestern WV	Accounts Receivable, Inventory, Equipment, & Commercial Real Estate	Oct. 2007	Jun. 2012	$2,075	Collateral Value	$3,081	(2)	May 2013	$233	$565
Shenandoah Valley VA	Residential Building Lots	Aug. 2004, July 2005, & July 2007	Jun. 2011	$1,435	Collateral value	$1,574	(1)	May 2013	$40	$405
Northern VA	Single family residence & Business Investment	Aug. 2007, Oct. 2007 & Sept. 2008	Dec. 2011	$9,000	Collateral value	$10,000	(1)	September 2012	$1,000	$3,565
Eastern Panhandle WV	Residential development & undeveloped acreage	Mar. 2008 & June 2008	Jun. 2011	$7,279	Collateral value	$6,713	(1)	May 2013	$1,343	$1,134
Southcentral WV	UCC Business Assets & Residential Subdivision	Feb. 2003, Mar. 2008 & Apr. 2008	May 2011 & Jul. 2011	$1,220	Collateral value	$1,594	(2)	September 2012	$36	$-

(1) - Values are based upon recent external appraisal.
(2) - Value is based upon current appraisal on the real estate and most recent estimate on business assets.

EXHIBIT D
Summary of Non-performing Assets

	As of:
Dollars in thousands	6/30/2013	6/30/2012	12/31/2012
Non-performing assets:

Non-performing loans
Commercial	$3,996	$6,476	$5,002
Commercial real estate	1,695	3,536	2,556
Commercial construction and development	-	662	-
Residential construction and development	11,505	16,735	13,641
Residential real estate	13,605	18,550	16,522
Consumer	91	78	55
Total nonperforming loans	30,892	46,037	37,776

Foreclosed properties
Commercial	-	-	-
Commercial real estate	10,310	12,029	11,835
Commercial construction and development	11,492	18,632	17,597
Residential construction and development	21,591	26,014	23,074
Residential real estate	3,865	3,393	3,666
Total foreclosed properties	47,258	60,068	56,172

Other repossessed assets	2	-	6
Total nonperforming assets	$78,152	$106,105	$93,954

Non-performing loans to period end loans	3.29%	4.76%	3.96%

Non-performing assets to period end assets	5.70%	7.49%	6.77%

ALLL to non-performing loans	45.71%	38.86%	47.47%

ALLL to period end loans	1.50%	1.85%	1.88%